SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                              NOXSO Corporation
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 6701 55100
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              October 11, 1997
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                       (continued on following pages)














                              Page 1 of 6 Pages





   CUSIP No. 6701 55100                                      Schedule 13D


        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                  Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                               (b) [  ]

        3)   SEC Use Only


        4)   Source of Funds
                  WC

        5)   Check  if  Disclosure  of  Legal  Proceedings  is   Required
             Pursuant to Item 2(d) or 2(e)                [  ]

        6)   Citizenship or Place of Organization
                  Delaware

        Number  of Shares  Beneficially Owned  by  Each Reporting  Person
   With:

             7)   Sole Voting Power
                  668,000 (See Item 5)

             8)   Shared Voting Power
                  0

             9)   Sole Dispositive Power
                  668,000 (See Item 5)

             10)  Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 668,000 (See Item 5)

        12)  Check if the  Aggregate Amount in Row  (11) Excludes Certain
             Shares [  ]

        13)  Percent of Class Represented by Amount in Row (11)
                  6.3% (See Item 5)

        14)  Type of Reporting Person
                  CO




                              Page 2 of 6 Pages





                                SCHEDULE 13D

   SECTION 1.     SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, $.01 par value ("Common Stock"), of NOXSO Corporation, a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2412 Lytle Road, Bethel Park, Pennsylvania 15102.

   SECTION 2.     IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Global manages private investment vehicles. Global is the general partner of Global Bermuda Limited Partnership, a Bermuda limited partnership (the "Partnership"). Global is also the investment manager of Lakeshore International, Ltd., a Bermuda limited liability company (the "Offshore Fund"; the Partnership and the Offshore Fund are referred to collectively herein as the "Investors"). The directors and executive officers of Global are Richard J. Emmerich, John D. Brandenborg, and Michael J. Frey (the "Directors"), who are principally employed, respectively, as President and Chief Executive Officer, Vice President and Treasurer, and Vice President and Secretary of Global. All of the Directors are U.S. citizens.

        The principal office of Global is located at 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305, which is also the business address of Messrs. Emmerich, Frey and Brandenborg.

        During the last five years, neither Global nor any of the Directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting it or him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   SECTION 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On December 12, 1996, the Investors acquired an aggregate of 334,000 shares of Common Stock (the "Shares"), and warrants to purchase up to an aggregate of 334,000 shares of Common Stock (the "Warrants") for an aggregate price of $501,000, which the Investors paid out of their working capital.

   SECTION 4.     PURPOSE OF TRANSACTION.

        The Investors acquired the Shares and the Warrants referred to in
   Item 3 for investment purposes.



                              Page 3 of 6 Pages





        Neither Global nor the Directors have any plans or proposals which relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that Global may from time cause the Investors to acquire additional shares of Common Stock for investment purposes by exercising the Warrants, or otherwise, and may from time to time sell shares of Common Stock long or short in the market or in negotiated transactions.

   SECTION 5.     INTEREST IN SECURITIES OF THE ISSUER.

        (a) Global is the beneficial owner of an aggregate of 334,000 shares of Common Stock of the Issuer. Global would also be deemed to be the beneficial owner of the 334,000 shares of Common Stock underlying the Warrants as the Warrants are exercisable commencing December 10, 1997. The Issuer's Form 10-Q for the quarter ending March 31, 1997 stated that, as of April 30, 1997, the Issuer had 10,286,944 shares of Common Stock outstanding. Based on that number of shares and treating as also being outstanding the shares of Common Stock underlying the Warrants, Global would be deemed to be the beneficial owner of 6.3% of the Issuer's outstanding Common Stock. As of the date of this Schedule 13D, Global has a short position of an aggregate of 198,100 shares of Common Stock.

        (b) Global has the sole power to vote and to dispose of all of the Shares and would have the sole power to vote and to dispose of any additional shares of Common Stock issued upon exercise of the Warrants.

        (c) No transactions in Common Stock were effected by the Investors during the sixty (60) days prior to the date of this Schedule 13D.

        (d) No person other than the Investors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares and no person other than the Investors would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any additional shares of Common Stock issued upon exercise of the Warrants.

        (e)  Not applicable.

   SECTION 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES  OF THE
                  ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 herein with respect to securities of the Issuer (other than contracts, arrangements, understandings and relationships generally applicable to portfolio securities of the Investors, such as the partnership

                              Page 4 of 6 Pages





   agreement of the Partnership and the investment management agreement between Global and the Offshore Fund). There are no contracts, arrangements, understandings or relationships between such persons and any other person with respect to any securities of the Issuer, except for the subscription agreements and ancillary agreements between the Investors and the Issuer entered into in connection with the Investors' acquisition of the Shares and the Warrants.

   SECTION 7.     Material to be Filed as Exhibits.

        No exhibits are required to be filed as part of this Schedule
   13D.









































                              Page 5 of 6 Pages





                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:     October 20, 1997    GLOBAL CAPITAL MANAGEMENT, INC.



                                  By:  /s/ John D. Brandenborg
                                      --------------------------
                                  Name:     John D. Brandenborg
                                  Title:    Vice-President








































                              Page 6 of 6 Pages